Exhibit 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN THOUSANDS)

Six Months Ended June 30, 2013
Earnings
Income from continuing operations before provision for income taxes	$208,596
Income from equity investees	(24,734)
Distributed income from equity investees	30,034
Interest and amortization of deferred finance costs	311,406
Amortization of capitalized interest	3,943
Implicit rental interest expense	35,844

Total Earnings	$565,089

Fixed Charges
Interest and amortization of deferred finance costs	$311,406
Capitalized interest	5,379
Implicit rental interest expense	35,844

Total Fixed Charges	$352,629

Ratio of Earnings to Fixed Charges	1.60